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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
Amendment No. 1
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant [X]
Filed by a Party other than the Registrant [ ]

Check the appropriate box:
[X] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to 240.14a-12

LITTLE SQUAW GOLD MINING COMPANY
(Name of Registrant as Specified In Its Charter)

____
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[X] No fee required.
[ ] Fee computed on table below per Exchange Act Rules 14a-6(1)(1) and 0-11.

1) Title of each class of securities to which Transaction applies:
____
2) Aggregate number of securities to which Transaction applies:
____
3) Per unit price or other underlying value of Transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated And state how it was determined):
____
4) Proposed maximum aggregate value of Transaction:
____
5) Total fee paid:
____

[ ] Fee previously paid with preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid ______________________________
2) Form, Schedule or Registration Statement No.: ____________________
3) Filing Party ____
4) Date Filed: ___________________________________

SEC 1913 (8-03) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

LITTLE SQUAW GOLD MINING COMPANY
3412 S. Lincoln Dr., Spokane, WA 99203-1650
Tele: (509) 624-5831: Fax: (509) 624-2878; E-Mail: R.R.Walt@att.net

November 12, 2003

To the Shareholders of Little Squaw Gold Mining Company:
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It is our pleasure as new management to invite you to the Special Meeting of Shareholders to be held on December __, 2003 at in Spokane Washington. This is the first meeting of shareholders to be called in nearly 27 years, and marks the beginning of the reactivation and modernization of your Company. Little Squaw Gold Mining Company will be 45 years old next March. We believe our actions of last summer rescued a once going concern from waning into insolvency.

The Company underwent a complete change of management on June 30, 2003; it was announced in a July 8th press release. The transaction was a complicated one that resulted in nearly 2.4 million new shares being issued. It also resulted, however, in reducing the Company's debt by nearly 75% from $315,000 to $82,000, and with the Company gaining title to seven mining claims critical to future development of its Chandalar property. The Company also secured a favorable buy-out option of the vexing 2% mint royalty that had impeded past development attempts.

The Company had less than $1,000 in its bank account and no prospects of income at the time of this transaction. Our first order of business was to raise some operating cash for the Company. That was accomplished through a private placement of 1.1 million shares netting about $198,000. Those funds have been used to rebuild the Company's Chandalar mining property from less than 1,300 acres to nearly 8,600 acres. In January, 1990, the Company controlled mineral rights on 4,705 acres held primarily by state mining claims. By June, 2003, the number of acres had been reduced to 1,265 as the Company was unable to pay the annual state rental fees on many of the claims. The funds also are being used to set the Company on a sound administrative footing, including holding this Special Shareholders Meeting. The completion of the private placement brought the total number of outstanding shares to almost 12,000,000 - the maximum authorized.

It is crucial to our success as managers and the future of the Company that you participate in this Special Shareholders Meeting either in person, or by completing and returning the enclosed Proxy. We recommend that you vote in favor of all seven Proposals contained in the Proxy Statement. Proposals number 2 through 5 involve renovating the Company's Articles of Incorporation, and require a 2/3 vote of all shareholders to accomplish it. These proposals need about 8,000,000 votes in favor to pass, so it is critical that every shareholder vote no matter how many shares they hold. Foremost of importance is passage of Proposal 2 to increase the authorized share capital of the Company. The Company currently has no income generating operations, and must largely rely on future equity placements to sustain itself and to rebuild gold production from its closed mines.

Proposal 1 is the first election of directors in nearly 27 years! Proposals 3, 4 and 5 are important corporate governance and organizational matters. They allow for (#3) clarification of the authority of the Board of Directors, (#4) removal of some of the director's liability, and, (#5) a change in the number of required shareholder's votes from 2/3 of the outstanding shares to the majority of those voting at a shareholders meeting to make any future changes in the Company's Articles of Incorporation, in accordance with revised Alaska statutes. Proposals 6 and 7 require on affirmative vote of the majority voting to (#6) adopt a Share Incentive Plan for the Company's directors and employees, and (#7) to change auditors to one of the new management's preference.

Please read the enclosed Proxy Statement carefully, and give us your support by voting for all seven proposals listed in the Proxy. We also would like to have your email address and phone numbers; there is a place for this information on the proxy card.
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____
Richard R. Walters, President

2

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

A Special Meeting in lieu of Annual Meeting of Shareholders of Little Squaw Gold Mining Company (the "Company") will be held at _____, Spokane, Washington on_____, December __, 2003 at 2:00 p.m. PST for the following purposes:

1. To elect five Directors of the Company for terms expiring with the Annual Meeting to be held in 2004;

2. To approve an Amendment to Article Four of the Articles of Incorporation to increase the number of authorized shares of common stock and establish a class of preferred shares;

3. To approve an Amendment to Article Seven of the Articles of Incorporation clarifying the authority of the Board of Directors to set the number of Directors and amend the Bylaws;

4. To approve an Amendment to the Articles of Incorporation by adding a new Article Nine limiting Directors' liability;

5. To approve a proposal to elect to be governed in the future by the voting provisions of AS 10.06.504 - 10.06.506 for amendments to the Articles of Incorporation;

6. To approve the Company's 2003 Share Incentive Plan;

7. To ratify the selection of DeCoria, Maichel & Teague as the independent public accountants for the fiscal year ending December 31, 2003;

8. To transact such other business as may properly come before the Special Meeting or any adjournments thereof.

All of these proposals are more fully described in the Proxy Statement, which follows. Only shareholders of record at the close of business on_____, _____ ___, 2003 will be entitled to vote at the special meeting. As of October 17, 2003, there were 11,998,636 shares of common stock issued and outstanding.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN OR WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. EVEN IF YOU EXPECT TO ATTEND THE SPECIAL MEETING, WE URGE YOU TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE POSTAGE-PAID ENVELOPE. PLEASE INCLUDE YOUR EMAIL ADDRESS AND PHONE NUMBER.

By order of the Board of Directors
Becky Corigliano, Secretary. Spokane, Washington
November 12, 2003.

Little Squaw Gold Mining Company
3412 S. Lincoln Dr.
Spokane, Washington 99203-1650

PROXY STATEMENT

Proxies, Solicitation and Voting

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Little Squaw Gold Mining Company (the "Company") for use at a Special Meeting of Shareholders of the Company to be held at _____, Spokane, Washington, on_____, December __, 2003 at 2:00 p.m. (PST) or any adjournments thereof (the "Meeting"). The Company has not held an annual shareholders meeting for many years and this Special Meeting is being held in lieu of an annual meeting. The matters to be considered by the Shareholders will include those matters normally considered at an annual meeting. The Board of Directors is sending this Proxy Statement on or about November __, 2003 to shareholders of record.

The enclosed proxy, if properly signed and returned, will be voted in accordance with the instructions specified thereon. If no instructions are specified, the enclosed proxy will be voted for the five nominees for Director listed in Proposal No. 1, Proposal Nos. 2-4 to amend the Articles of Incorporation with respect to authorized shares, authority of the directors to amend the bylaws, and limitation of director liability, Proposal No. 5 to elect to be subject to the majority voting approval for future amendments to the Articles of Incorporation, Proposal No. 6 to adopt the 2003 Share Incentive Plan and Proposal No. 7 to ratify the selection of the independent certified public accountants. A shareholder who has delivered a proxy may revoke it at any time before it is exercised by filing an instrument of revocation with the Secretary of the Company or by delivering a duly signed proxy bearing a later date. A proxy may also be revoked by attending the Special Meeting and notifying the Secretary that the shareholder intends to vote in person. Attendance at the Meeting without requesting the opportunity to vote in person will not constitute the revocation of a proxy.

The close of business on_____, 2003 has been designated as the record date for the determination of shareholders entitled to notice of, and to vote at, the Meeting or any adjournments thereof. As of October 17, 2003, the Company had 11,998,636 shares of common stock issued and outstanding, held of record by 3,443 shareholders. Each share of common stock outstanding on the record date for the Meeting entitles the holder thereof to one vote on each matter to be voted on at the Meeting (e.g., for the election of Directors, one vote for each Director position up for election). Shareholders of the Company are entitled to exercise cumulative voting rights in the election of Directors. Cumulative voting entitles a shareholder to as many votes as shall equal the number of shares owned by the shareholder multiplied by the number of directors to be elected and to cast all of such votes for one or more of the nominees for director.

The holders of a majority of the shares outstanding on the record date for the Meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business at the Meeting. The favorable vote of a majority of the votes cast at the Meeting is necessary for the election of the five persons as directors, the approval of the 2003 Share Incentive Plan and the ratification of the selection of the accountants. The favorable vote of two thirds (2/3) of the shares entitled to vote is necessary for the approval of Proposal Nos. 25. Abstentions and "broker non-votes" will be counted as shares that are present at the Meeting for purposes of determining a quorum. Abstentions and "broker non-votes," however, will not be counted as either votes for or against any item, which means that they will have no effect upon the election of Directors, the ratification of the selection of the independent certified public accountants, or the adoption of the 2003 Share Incentive Plan. Since Proposal Nos. 2-5 require the approval of two thirds (2/3) of the shares entitled to vote (the number of shares outstanding on October 31, 2003), an abstention or "broker non-vote" has the same effect as a negative vote.

BOARD OF DIRECTORS

Composition of Board of Directors

The Board of Directors of the Company currently consists of five members. Although the Articles of Incorporation refer to three initial directors, the Bylaws require five directors. Mr. Walters, Mr. Stephens, and Mr. Fish were elected as directors on June 24, 2003 to fill the vacancies created by the resignations of Stewart Jackson, Leonard C. Havlis and Eskil Anderson. Mr. Duff and Mr. Bigelow were elected as directors on June 30, 2003 to fill the vacancies created by the resignations of Ellamae Anderson and Hollis Barnett.

Nominees for Election As Directors at the Annual Meeting

All five Directors have terms expiring, and are up for election, at this Meeting; none of the current directors have been elected to their positions by the Shareholders. The persons elected to such positions at the Meeting will serve until the Annual Meeting to be held in 2004 or until their successors are duly elected and qualified. The Board of Directors has nominated the five persons listed in this Proposal for election as Directors of the Company at this Meeting. The Board of Directors recommends that the Shareholders vote for the election of all five nominees.

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Information about the nominees:

Richard R. Walters	59	Mr. Walters has been the President and a director since June 24, 2003; he was Acting Chief Financial Officer until November 1, 2003. He is an economic geologist, and holds a degree in geology from Washington State University (1967). From March 1994 to March 2000 he was a director, the Chief Operating Officer and President of Yamana Resources, Inc., a Toronto Stock Exchange listed company. From April 2000 to present he has been the president of Marifil S.A., a private mineral exploration and holding company in Argentina.
Jackie E. Stephens	65	Mr. Stephens has been a director since June 24, 2003. He is a graduate in geology from Utah State University. He founded Maya Gold Corporation in December 1997. From that date to April 2000, he was a Vice President and the manager of Honduran operations. From April 2000 to present he has been doing mineral evaluation work through his consulting company, Jackie E. Stephens & Associates. He is semi-retired.
James A. Fish	73	Mr. Fish has been a director since June 24, 2003. He received a degree in geology from Berea College in Kentucky in 1952 and a law degree from Gonzaga University School of Law in 1962. He has been an officer and director of Hanover Gold Company, Inc. since 1995 and President for the last two years. Hanover is a development stage mining company listed on the NASDAQ Over The Counter Bulletin Board Exchange. Since 1987, Mr. Fish has also been Vice President and General Counsel for N.A. Degerstrom, Inc. N.A. Degerstrom, Inc., a privately held mining and construction company based in Spokane, Washington.
Charles G. Bigelow	72	Mr. Bigelow has been a director since June 30, 2003. He is an economic geologist with a degree in geology from Washington State University (1955). Since 1972, he has served as the president of WGM Inc., a private consulting and project management firm of geologists operating in Alaska. During the previous five years, he has also been the President and Chief Executive Officer of Ventures Resource Corporation, a public mineral exploration company listed on the Toronto Stock Exchange Venture Exchange; Ventures Resource also is subject to the reporting requirements of the U.S. Securities and Exchange Commission.
James K. Duff	58	Mr. Duff has been a director since June 30, 2003. He earned a BS degree in geology from the Mackay School of Mines at the University of Nevada Reno and an MS degree in geology from the University of Idaho. During the previous five years, he has been a Vice President of and now a consultant for Coeur d' Alene Mines Corporation, a public company listed on the New York Stock Exchange. His consulting work is performed mainly in connection with the development of Coeur d'Alene Mines' San Bartolomé silver project in Bolivia.

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Each of the nominees has consented to being named in this Proxy Statement and to serve as a Director if elected. The Company knows of no reason why any nominee would be unable or unwilling to serve if elected. If any nominee becomes unavailable for election, the persons named in the enclosed proxy will vote for such other nominee as the Board of Directors may recommend. There are no arrangements or understandings between any nominee and any other nominee under which the Director or nominee has been selected to serve as a director.

Committees and Meetings of the Board of Directors

The Board of Directors has an Audit Committee and a Compensation Committee. The members of the Audit Committee are Mr. Duff (who acts as Chairman), Mr. Stephens, and Mr. Fish. The Audit Committee intends to hold its first meeting on or about November 21, 2003. The responsibilities of the Audit Committee include monitoring compliance with Board policies and applicable laws and regulations, making recommendations to the full Board of Directors concerning the adequacy and accuracy of internal systems and controls, the appointment of auditors and the acceptance of audits, and monitoring management's efforts to correct any deficiencies discovered in an audit or supervisory examination.

The members of the Compensation Committee are Mr. Bigelow (who acts as Chairman), Mr. Stephens and Mr. Fish. The Compensation Committee has not met separately from the full Board of Directors since it was designated on June 30, 2003. The Compensation Committee receives and considers recommendations from the President on the salaries and other forms of compensation for the Officers and Directors of the Company and makes recommendations to the Board of Directors on these matters. The Committee will also monitor and advise management on the salaries, wages and other forms of compensation of other Company employees. It will also be responsible for the administration of any stock option and retirement plans adopted by the Board of Directors and Shareholders, including the 2003 Share Incentive Plan discussed in Proposal No. 6.

The Board of Directors acts as a Nominating Committee. If Proposal No. 3 is approved by the Shareholders, then the Board of Directors may be expanded and a Nominating Committee, separate from the full Board of Directors, then may be designated. The Board of Directors will consider nominees for directors by shareholders. Shareholders who wish the Board of Directors to consider their recommendations for nominees for Director to be elected in 2004 should submit their recommendations in writing to the Company's Secretary at the Company's principal executive office.

Neither the current Board of Directors nor any Committees thereof held any meetings during the fiscal year ended December 31, 2002. The current members of the Board of Directors were not directors during the 2002 fiscal year. Two meetings were held during the fiscal year by the current Board of Directors. Mr. Walters, Mr. Fish, and Mr. Stephens were present for the meeting held June 24, 2003. All five directors were present for the meeting on June 30, 2003, at which Mr. Bigelow and Mr. Duff became directors. Unanimous director consents in lieu of meetings were signed on August 5, 2003, August 25, 2003, October 11, 2003 and October 16, 2003.

Audit Committee Report

The Audit Committee of the Board of Directors is composed of three directors who are independent Directors as defined by Rule 4200(a)(15) of the listing standards of the National Association of Securities Dealers. The Board of Directors has adopted a written charter for the Audit Committee; a copy of the Charter is attached as Appendix A.

The responsibilities of the Audit Committee include recommending to the Board of Directors an accounting firm to be engaged as the Company's independent accountants. Management is responsible for the Company's financial statements and the financial reporting process, including the system of internal controls. The independent accountants are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States. The Audit Committee's responsibility is to oversee these processes and the activities of the Company's internal audit department.

The Audit Committee will meet and hold discussions with management and the independent accountants. The Audit Committee will discuss with the independent accountants matters required to be discussed by Statement On Auditing Standards No.61, "Communication with Audit Committees."

The Company's independent accountants will provide to the Audit Committee the written disclosures and the letter required by Independent Standards Board Standard No.1, "Independence Discussions with Audit Committees." The Audit Committee also will consider the compatibilities of non-audit services with the accountants' independence.

In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed with management the Company's audited consolidated financial statements contained in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2002.

The Audit Committee has discussed the overall scope and plans for the audit with the independent accountants selected by the directors. The Audit Committee will meet with the internal and independent accountants, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting. The Audit Committee has not met with LeMaster & Daniels, LLP, the accounting firm that provided audit services for the 2003 fiscal year. DeCoria, Maichel & Teague has not performed any accounting services for the Company nor submitted a statement to the Company for any fees.

This report is submitted by the Audit Committee. Its members are:

James K. Duff, Chairman
Jackie E. Stephens
James A. Fish

Officers

Mr. Walters and Ms. Becky Corigliano are the only executive officers of the Company. Mr. Walters is the President and Chief Executive Officer. Ms. Becky Corigliano was appointed by the Board of Directors as Secretary, Treasurer, and Acting Chief Financial Officer effective November 1, 2003. Ms. Corigliano also is the Assistant Treasurer of Apollo Gold, Inc., formerly Pegasus Gold.
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Remuneration of Directors and Officers

A summary of cash and other compensation for the Company's President and Chief Executive Officer for the fiscal years ended December 31, 2002, 2001, and 2000 is as follows:

Summary Compensation Table

| | | | | | | Long-Term Compensation | | |
| | Annual Compensation | | | | | Awards | Payouts | |
(a) Name and Principal Position	(b) Year	(c) Salary* ($)	(d) Other Annual Bonus ($)	(e) Restricted Stock Comp. ($)	(f) Awards(1) SARs(#)	(g) Securities Underlying Options/ ($)	(h) LTIP Payouts ($)	(i) All other Comp. ($)
Eskil Anderson	2000	$15,000	$0	$0	$0	-0-	$0	$0
President	2001	$ 5,000	$0	$0	$0	-0-	$0	$0
	2002	$0	$0	$0	$0	-0-	$0	$0

*These figures do not represent salaries actually paid to Eskil Anderson. The Company accrued but did not pay Mr. Anderson's salary. At December 31, 2002, there was approximately $219, 450 of accrued salary payable to Mr. Anderson. This indebtedness together with additional sums accrued and payable to Ellamae Anderson and Hollis H. Barnett for legal and administrative services was purchased by Walters LITS, LLC from the account creditors on June 24, 2003 for $193,013.

Mr. Walters has received $12,075 for his services through September 30, 2003, pursuant to the compensation arrangement approved by the Directors on June 30, 2003, as part of the Independent Contractor Agreement described below. The Company also reimbursed expenses incurred by Mr. Walters in the amount of $5,171.81. Those expenses were incurred primarily in connection with staking additional claims in Alaska. The Directors have not received any compensation for their services from the Company at this time. Mr. Walters intends to offer to transfer certain warrants issued to him by the Company to any director interested in accepting the Warrants; the exercise price for those Warrants is 50.20 per share. If the 2003 Share Incentive Plan described in Proposal No. 6 is approved by the Shareholders, then Mr. Walters will ask the Directors to consider issuing stock options for not to exceed 5,000 shares to each director (other than Mr. Walters) as compensation for their services for the period June 30, 2003 through December 31, 2003.

Employment Agreements

The Company has entered into an Independent Contractor Agreement dated June 30, 2003 with Richard R. Walters, as a Consultant (the "Agreement"). The services provided by the Consultant include serving as President and Acting Chief Financial Officer of the Company and such other executive management functions and financial management functions as shall be requested by the Board of Directors. The initial term of this Agreement is for a period commencing July 1, 2003 and ending September 30, 2003 or such later period as the Company and the Consultant shall determine. No action has been taken either by the Company or by the Consultant to either terminate or extend this initial term. Either party may terminate the Agreement upon 15 days written notice. As consideration for performance of the services, the Company will pay the Consultant a fee of S 175 per day worked, pro rated for each partial day worked.

The Consultant also is entitled to reimbursement for his expenses, with any expense greater than $1,000 being subject to prior approval by the Compensation Committee. The Company may accrue and defer the payment of the fees and/or expenses from time to time until the Compensation Committee determines that the Company has sufficient funds to make payment. No benefits are provided to the Consultant by the Company other than the accrued compensation for his services. Mr. Walters is not an employee of the Company at this time.

The Company has entered into an Independent Contractor Agreement, effective November 1, 2003, with Becky Corigliano as a Consultant. Her consulting services will be limited to treasury and corporate secretary functions. She will be the Secretary, Treasurer and Acting Chief Financial Officer. The initial term of this Agreement is for a period of one year from the effective date. Either party may terminate the Agreement upon 15 days written notice. As consideration for the performance of the services, the Company will pay the Consultant a fee of $150 per day worked, prorated for each partial day worked. The Company also guarantees a minimum of 10 full days work per month, a minimum monthly payment of $1,500. Consulting fees shall be accrued only if the Company at a future date does not have sufficient funds to make payment to the Consultant. Thereafter, payment would be subject to the discretion of the Board of Directors. The Consultant also will be reimbursed for reasonable expenses previously approved by the Company. As additional compensation for the services, the Company will issue 50,000 shares of common stock to the Consultant; the shares will be subject to the restricted securities requirements of the Securities Act of 1933. The Consultant will be entitled to an additional 67,103 shares of common stock if the Company decides to promote the Consultant from Acting Chief Financial Officer to Chief Financial Officer on or before April 1, 2004. The shares issued to her will be from the treasury shares currently held by the Company. No benefits are provided to the Consultant by the Company other than the accrued compensation for her services. Ms. Corigliano is not an employee of the Company at this time.

Security Ownership of Management and Certain Security Holders

The information in this item is provided for each shareholder known to the Company to be the beneficial owner of more than 5% of the outstanding shares of common stock, each director or nominee, the executive officers of the Company, and current executive officers and directors as a group.

No shareholder of record presently owns more than ten percent (10%) of the outstanding shares of common stock of the Company, nor would the exercise of warrants issued by the Company increase any shareholder ownership of record to more than ten percent (10%), assuming that all outstanding warrants are exercised. The Warrants cannot be exercised unless Proposal No. 2 is approved by the Shareholders.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Penn.LITS, LLC c/o Richard R. Walters, Manager 3412 S. Lincoln Dr., Spokane, WA 99203-1750	850,075	7.1%
Common	Wilbur G. Hallauer 406 Eastlake Rd. Oroville, WA 98849	1,000,000[1]	8.3%[1]
Common	Richard R. Walters, President, Chief Executive Officer and Director	200,000[2]	1.7%[2]
Common	James A. Fish, Director	50,000[3]	0.4%[3]
Common	Becky Corigliano Secretary/Treasurer/Acting Chief Financial Officer	50,000	0.4%
Common	Jackie E. Stephens, Director	0	0
Common	Charles G. Bigelow, Director	0	0
Common	James K. Duff, Director	0	0
Common	All current executive officers and directors as a group (6)	300,000	2.5%

1/ Does not include warrants to acquire 500,000 shares which could be exercised within sixty days of the record date for the Meeting if the number of authorized shares are increased as requested in Proposal No. 2.

2/ Does not include warrants to acquire 75,000 shares which could be exercised within sixty days of the record date for the Meeting if the number of authorized shares are increased as requested in Proposal No. 2.

3/ Does not include warrants to acquire 25,000 shares which could be exercised within sixty days of the record date for the Meeting if the number of authorized shares are increased as requested in Proposal No. 2.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires executive officers and directors (collectively "Reporting Persons") to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("SEC"). Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that are filed.

Based solely on review of the copies of Section 16(a) forms received by the Company, the Company believes that several reporting persons did not comply timely with the filing requirements of Section 16(a). All required reports, however, have been filed. Hollis H. Barnett, a former director, did not file a report on Form 4 for the sale of 148,498 shares on June 26, 2003 until July 16, 2003. Similarly, Ellamae Anderson and Eskil Anderson, former directors, did not file their reports on Form 4 for the sale of 91,630 shares and 692,947 shares on June 26 until July 21, 2003. The initial statement on Form 3 also was not filed by each new director within 10 days of that person being elected to the director position. Richard R. Walters, Charles G. Bigelow, James K. Duff, and Jackie E. Stephens filed their Form 3 on July 16, 2003. James A. Fish filed a Form 3 on July 17, 2003. James A. Fish, a director, acquired 50,000 shares beneficially on August 28, 2003 and record ownership of those shares on October 2, 2003; he filed a Form 4 reporting that transaction on October 20, 2003. Richard R. Walters acquired beneficial ownership of 25,000 shares on July 1, 2003 and 50,000 shares on August 28, 2003; a certificate disclosing record ownership of those shares was issued on October 2, 2003. Mr. Walters also acquired an additional 75,000 shares of common stock on July 1, 2003. A Form 4 disclosing those acquisitions was filed on October 20, 2003.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

At the Meeting, Shareholders will elect Directors to hold office until the next Annual Meeting of Shareholders. The Directors shall serve until their successors have been duly elected and qualified. If you sign and return the accompanying proxy, your shares will be voted for the election of the five nominees recommended by the Board of Directors, whose business experience and background is described earlier in this Proxy Statement. You may mark the Proxy in such a manner as to withhold authority to vote or so as to accumulate your votes for one or more nominees. If any nominee for any reason is unable to serve or will not serve, the proxies may be voted for such substitute nominee as the Proxy holder may determine. We are not aware of any nominee who will be unable to or will not serve as a Director.

Nominees for Directors

The following incumbent Directors are being nominated for re-election to the Board: Richard R. Walters, Jackie E. Stephens, James A. Fish, Charles G. Bigelow and James K. Duff.

**The Board of Directors Recommends a Vote FOR the
Election of Each of the Nominated Directors**

PROPOSAL NO. 2

AMENDMENT OF ARTICLE FOUR OF THE ARTICLES OF INCORPORATION TO INCREASE THE AUTHORIZED NUMBER OF SHARES OF COMMON STOCK AND TO ESTABLISH PREFERRED SHARES AS AN AUTHORIZED CLASS

The Board of Directors has approved and is submitting to the Shareholders for approval an amendment of Article Four of the Articles of Incorporation. The text of the proposed amendment is set forth on Exhibit A to this Proxy Statement. The amendment would increase the number of shares of common stock that the Company is authorized to issue to 200,000,000 shares. The Articles of Incorporation currently authorize the issuance of up to 12,000,000 shares of common stock; currently, there are 11,998,636 shares of common stock issued and outstanding. The amendment also would authorize the Company to issue up to Ten Million (10,000,000) shares of preferred stock on such terms and conditions and with such par value per share as the Directors may determine. The Company currently is not authorized to issue shares of preferred stock.

The increase in the number of authorized shares of common stock will assure that an adequate number of authorized but unissued shares is available for the Company to issue if all warrants currently outstanding are exercised by the warrant holders. The Company also needs to be able to issue shares of common stock for the purpose of obtaining equity capital, effect acquisitions, use in business partnership agreements or transactions, grant awards to participants under the 2003 Share Incentive Plan and to effect stock dividends or stock splits if those actions are taken at any time by the Board of Directors. If the proposed amendment is adopted, then the Company would be able to issue additional authorized shares of common stock for those purposes or for such other purposes as the Directors may determine without further shareholder approval, unless shareholder approval is required by applicable law or the rules of any trading market upon which the shares of common stock may be listed. There are warrants currently outstanding which require the Company to reserve 2,425,065 shares of common stock for issuance upon exercise. 20,000 shares of common stock also will be reserved by the Company for issuance to Directors if the Directors receive and exercise the stock options referred to in the section entitled "Remuneration of Directors and Officers".

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On June 30, 2003, the Directors authorized the Company to issue 824,730 shares of common stock to Walters LITS, LLC, as nominee in exchange for cancellation of the remaining indebtedness of $82,437; warrants also would be attached to those shares providing for the purchase of 41,218 shares at $0.20 per share. On June 30, 2003 the disinterested directors determined that it was fair and reasonable to Mr. Walters and the Walters LITS, LLC group and in the best interests of the Shareholders to issue 887,500 additional shares of common stock with the same purchase warrant attached to Walters LITS, LLC as nominee to recognize the success of the transaction. The shares authorized in these resolutions cannot be issued or reserved unless the authorized shares of common stock are increased as requested in this proposal. Prior to the transaction with Eskil Anderson, Ellamae Anderson and Hollis H. Barnett on June 24, 2003, the Company had less than $1,000 in its bank account with an obligation to pay the State of Alaska $3,380 as state rental payments on certain of its mining claims in November, 2003. The Company did not have sufficient funds to make those rental payments or to incur any further operating expenses. Prior management did not have a feasible plan to provide the Company with adequate financial support. All written mining leases had been terminated as of the fiscal year end December 31, 1999 and the Company did not have any ability to obtain any income from the placer mining claims. Without the transaction negotiated and arranged by Mr. Walters and the Walters LITS, LLC group, the Company either would have become insolvent or would have lost substantially all of its assets. The disinterested directors recognized that Mr. Walters and the Walters LITS, LLC group had been able to negotiate a transaction that was reasonable and fair to the sellers as well as make it possible for the Company to be revitalized for the benefit of its shareholders. The disinterested directors authorized the issuance of the 887,500 shares of common stock after having considered and evaluated this information and the potential benefit to the Company's shareholders from the transaction. There are no other current plans or proposals to issue any of the additional shares of common stock or preferred stock to be authorized under this proposal.

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PROPOSAL NO. 3

AMENDMENT OF ARTICLE SEVEN OF THE ARTICLES OF INCORPORATION
TO CLARIFY THE AUTHORITY OF THE BOARD OF DIRECTORS TO
SET THE NUMBER OF DIRECTORS AND AMEND THE BYLAWS

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The Board of Directors has been advised by Michael S. McLaughlin, a member of Guess & Rudd, P.C., counsel for the Company for Alaska legal matters, that Alaska corporate law requires the Articles of Incorporation to state clearly that the Board of Directors has the authority to fix the number of persons to constitute the Board of Directors and to revise or change the Bylaws of the Company. Article Seven of the Articles of Incorporation presently states that the initial Board of Directors is three and sets forth their names and addresses. Article Seven has not been changed since the Articles of Incorporation were adopted on March 20, 1959. Alaska corporation law has changed since 1959 but the Articles of Incorporation, in general, have not been revised to be consistent with existing Alaska corporate law and current corporate governance requirements. Therefore, the Board of Directors has approved and is submitting to the shareholders for approval an amendment to Article Seven of the Articles of Incorporation.

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The text of the proposed Amendment is set forth on Exhibit A to this Proxy Statement. The proposed Amendment states that the Board of Directors from time to time shall set the number of persons to constitute the Board of Directors, so long as the number of persons is not less than five nor more than fifteen, and the qualifications, compensation, terms of office, manner of election, time and place of meeting, and powers and duties of the Directors. All of those matters will be prescribed by the Bylaws of the Company and must be consistent with any applicable provisions of the laws of the State of Alaska. The Board of Directors will have the right exclusively to revise, amend or repeal the Bylaws; the Shareholders will not have any such power. The Board of Directors currently consists of five individuals and management of the Company may recommend to the Board of Directors that the number of persons on the Board of Directors be increased to seven. That recommendation cannot be made unless the proposed amendment to Article Seven is approved by the Shareholders.

**The Board of Directors Recommends a Vote FOR Amendment of Article Seven
of the Articles of Incorporation.**

PROPOSAL NO. 4

**AMENDMENT OF THE ARTICLES OF INCORPORATION BY ADDING
A NEW ARTICLE NINE REMOVING DIRECTOR'S LIABILITY
EXCEPT IN CERTAIN CIRCUMSTANCES**

AS 10.06.210(N) states that the Articles of Incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for the breach of fiduciary duty as a director, subject to certain specific exclusions. In order to attract qualified persons to act as directors of a corporation, a corporation needs to provide as much protection from liability as is permitted by state law and to provide insurance for the directors against potential liability. The Company does not have sufficient funds or revenue at this time to consider applying for professional liability insurance for its directors. Management, however, recommended to the Board of Directors that an amendment to the Articles of Incorporation be presented to its shareholders that would limit the personal liability of its directors to the extent authorized by Alaska law. After considering management's recommendation and determining that such an amendment of the Articles of Incorporation would be in the best interests of the Company and its shareholders, the Board of Directors unanimously recommended that Article Nine be added to the Articles of Incorporation.
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The text of this proposed Amendment is set forth on Exhibit A. This amendment, if approved by the shareholders, would not eliminate the liability of a director for breach of a director's duty of loyalty to the Company or its shareholders, or for acts or omissions not in good faith or that involve intentional misconduct, a knowing violation of law, willful or negligent conduct involved in the payment of dividends, or the repurchase of stock from other than lawfully available funds. A director also would remain liable for any damages resulting from a transaction from which the director derives an improper personal benefit. The authority of the Company to indemnify any of these persons is granted only to the extent permitted by the laws of the State of Alaska as those laws may be in effect from time to time.

New Article Nine also would permit the Company to indemnify directors, officers and former directors or officers of the Company against expenses actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which the director becomes a party by reason of being or having been a director or officer of the Company. Neither the indemnification provisions of the laws of the State of Alaska nor the provisions of new Article Nine expressly authorize the Company to indemnify directors and officers against liability under the Securities Act of 1933. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors and officers of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities & Exchange Commission, such indemnification would be against public policy as expressed in the Securities Act of 1933 and, therefore, unenforceable.

The Company also would have the power to enter into an agreement to advance the expenses and litigation costs of any director or former director, subject, however, to the limitations set forth in AS 10.106.490(e).
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The Board of Directors recommends a vote FOR the adoption of New
Article Nine of the Articles of Incorporation

PROPOSAL NO. 5

ELECTION TO BE SUBJECT TO MAJORITY VOTING REQUIREMENTS
FOR THE ADOPTION OF FUTURE AMENDMENTS TO THE
ARTICLES OF INCORPORATION

The Company was incorporated on March 26, 1959. As of that date, amendments to the Articles of Incorporation of an Alaska company required the approval of two-thirds (2/3) of all shares entitled to vote. That voting requirement applies to the consideration by the Shareholders of Proposal Nos. 2, 3 and 4 described above. The corporate laws of the State of Alaska were revised in 1989 and corporations formed after July 1, 1989 need the approval of only a majority of the outstanding shares present in person or by proxy at a meeting to adopt amendments to the Articles of Incorporation. AS 10.06.504(d) and (e) of the laws of the State of Alaska allow the Shareholders of an Alaska company to elect to be governed by the voting provisions of the corporate law adopted in 1989. If the Shareholders of an Alaska company by the affirmative vote of not less than two-thirds of the shares entitled to vote elect to be governed by the voting provisions of the corporate law that is currently in effect, then amendments to the Articles of Incorporation proposed after that date can be approved by a majority vote.

The Directors believe that it is in the best interests of the Company and its shareholders for it to be governed by all of the currently effective and applicable provisions of Alaska law. The Board of Directors, therefore, decided to ask the Shareholders to agree with that objective by electing to have the voting provisions of AS 10.06.504 - 10.06.506 of the laws of the State of Alaska apply to any future amendment to the Articles of Incorporation of the Company. In order for this election to be effective, two-thirds of the shares of Common Stock entitled to vote (the same voting requirement now applicable to Proposal Nos. 2, 3 and 4 described above) must vote in favor of this Proposal. If this recommendation is approved, then future amendments to the Articles of Incorporation will only require the approval of a majority of the shares present in person or by proxy at a shareholder meeting. A resolution adopting this proposal will be presented to the Shareholders at the meeting for their consideration.

The Board of Directors Recommends a Vote FOR Proposal No. 5

PROPOSAL NO. 6

APPROVAL OF THE 2003 SHARE INCENTIVE PLAN

You are being asked to approve the Company's 2003 Share Incentive Plan ("Plan"). The proposed Plan will provide that 1,200,000 shares of common stock may be issued under the Plan. The Board has approved the Plan, subject to Shareholder approval.

The purpose of the Plan is to promote the success and enhance the value of the Company by linking the personal interests of the Participants to those of the Company's shareholders, and by providing Participants with an incentive for outstanding performance. The Plan will not have a term limit, but will have a maximum number of shares that may be issued over time.

The description that follows is an overview of the material provisions of the Plan and is qualified in its entirety by references to the Plan, a copy of which is attached hereto as Appendix B.

Required Vote

Approval of the Plan requires the affirmative vote of the holders of a majority of shares of common stock present or represented and entitled to vote on this matter at the Special Meeting. Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present, and broker nonvotes on this matter will not be treated as entitled to vote on this matter at the Special Meeting.

<p style="text-align:center">**The Board of Directors Recommends a Vote**
FOR Approval of the 2003 Share Incentive Plan</p>

Description of Plan

Administration. The Plan may be administered by the Board or by a committee appointed by the Board. The Board has designated the Compensation Committee (the "Committee") as administrator of the Plan.
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Eligibility. Awards may be granted under the Plan only to an Employee, Consultant or Director. There are six individuals at this time. The five directors (including Richard R. Walters, the President) and Becky Corigliano, the Acting Chief Financial Officer, are eligible to participate in the Plan at this time.

Option Price. The option price for an option granted under the Plan may include (but not be limited to) 100% of the fair market value of the Shares on the date of grant. The Committee may set a discount or a premium on the option price at their discretion. The last reported sale of the Company's shares of common stock on November __, 2003 was $_____ per share.
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Stock-Based Awards. The Committee will have the discretion to grant awards of restricted stock or other stock-based awards. The Committee will determine the particular terms of any such stock awards at the time of grant.

Term. Options granted under the Plan expire 10 years after the date of the grant, or earlier as described below.
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Payment Upon Exercise. Payment of the option price of any option may be made by one of the following methods or any combination thereof: (1) by cash or its equivalent; (2) by tendering previously acquired Shares having an aggregate fair market value at the time of exercise equal to the total Option Price; (3) by a combination of (1) and (2); or (4) by any other method approved by the Committee in its sole discretion at the time of grant and as set forth in the Award Agreement.
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Termination of Status as Participant. In the event an optionee ceases to be employed or act as a Consultant for cause, no Option held by such optionee may be exercised following the date on which such optionee ceases to be so employed or ceases to be a Consultant or Director, as the case may be. If the optionee ceases to be employed or act as a Consultant for reasons other than cause, then any Option held by such optionee at the effective date thereof shall become exercisable in whole or in part for a period of up to six months thereafter.

Death or Disability. In the event a Participant's service terminates due to death or disability, any unexercised option generally will terminate six months following the date of death or disability.

Transferability. During a Participant's lifetime, an option may be exercised only by that Participant. No award may be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution.

Termination and Amendment of Plan. The Plan will continue in effect until there are no shares remaining available for grant, except that the Committee or the Board of Directors may terminate the Plan earlier in its discretion. The Board or the Committee may amend the Plan, subject to stockholder approval where required by applicable law or regulation. The Board or the Committee may amend outstanding awards, except that any direct or indirect reduction of the option price of outstanding options would require stockholder approval. Any amendment or termination of the Plan may not impair the rights under any outstanding award without the consent of the award holder.

ERISA. The Plan is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974.
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Federal Income Tax Consequences. The foregoing summary is intended only as a general guide to the material U.S. federal income tax consequences of the issuance of restricted stock and stock options. State, local and international tax treatment may vary from the federal income tax treatment.

Restricted Stock

An Award of restricted stock generally is not a taxable event to a Participant at the time the Award is granted. In the first year in which the Participant's interests in shares underlying the Award become either freely transferable or no longer subject to a substantial risk of forfeiture, the Participant must recognize ordinary income. The Participant must recognize as taxable income the fair market value of the shares (less any cash paid for the shares).

A Participant may elect to include the fair market value of the restricted stock at the time he or she receives the Award in an amount equal to the fair market value of the restricted stock (less any cash paid for the shares).

The Company will be entitled to a tax deduction in an amount equal to the ordinary income recognized by the Participant in the taxable year in which restrictions lapse (or in the taxable year of the Award, if the Participant has filed a timely election to accelerate recognition of income).

Incentive Stock Options

Neither the grant nor the exercise of an incentive stock option is a taxable event. Upon the sale of shares subject to an incentive stock option, the Participant recognizes income in an amount equal to any difference between the exercise price of the shares and the fair market value of those shares on the date of sale. If the Participant has not disposed of the stock within two years after the date of grant of the incentive stock option and has held the shares for at least one year after the date of exercise, the income is taxed at long-term capital gains rate. The Company is not entitled to a federal income tax deduction. The Participant's holding period requirements are waived upon the death of the Participant.

The exercise of an incentive stock option may in some cases trigger liability for the alternative minimum tax.

If a Participant sells shares subject to an incentive stock option before having held them for at least one year after the date of exercise and two years after the date of grant, the Participant recognizes ordinary income to the extent that the lesser of (i) the gain realized upon the sale; or (ii) the difference between the exercise price and the fair market value of the shares on the date of exercise. Any additional gain is treated as long-term or short-term capital gain depending on how long the Participant has held the shares prior to disposition. In the year of disposition, the Company will be entitled to a federal income tax deduction in an amount equal to the ordinary income that the Participant recognizes as a result of the disposition.

Nonqualified Stock Options

A Participant receiving non-qualified stock options will not recognize any taxable income under the U.S. federal tax law at the time he or she is granted a non-qualified stock option. However, upon exercise, the Participant will generally recognize ordinary income for federal income tax purposes in an amount equal to the difference between the fair market value of the shares at the time of exercise and the option exercise price. Upon resale of shares acquired upon exercise of an option, any difference between the sale price and the Participant's tax basis in the shares (the tax basis generally being the option price plus any amount previously recognized as ordinary income in connection with the exercise of the option) will be treated as capital gain (or loss). The Participant generally will receive long-term capital gains treatment on the sale if he or she holds the shares for more than one year. The Company will be entitled to a tax deduction in the amount of the ordinary income recognized by the optionee upon exercise of the non-qualified stock option.

NEW PLAN BENEFITS

	Plan Name	
Name and Position	Dollar Value ($)	Number of Units
Richard R. Walters, Chief Executive Officer		
Becky Corigliano, Acting Chief Financial Officer		
Jackie E. Stephens		
James A. Fish		
Charles G. Bigelow		
James K. Duff		
Executive Group		
Non-Executive Director Group		
Non-Executive Officer Employee Group		

Since the Plan has not been approved by the shareholders and no Awards have been granted by the Compensation Committee to the individuals named above, the Dollar Value and Number of Units cannot be determined.
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PROPOSAL NO. 7

RATIFICATION OF SELECTION OF INDEPENDENT PUBLIC ACCOUNTANTS

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The Audit Committee and Board of Directors have selected DeCoria, Maichel & Teague, P.S., 1105 W. Francis, Suite A, Spokane, Washington 99205 [(509)535-3503] as independent certified public accountants to examine the consolidated financial statements of the Company for the fiscal year ending December 31, 2003; the Shareholders are asked to consider and vote upon the ratification of such selection. The Board of Directors recommends that the Shareholders vote for ratification of the selection of DeCoria, Maichel & Teague, P.S. as the independent certified public accountants. DeCoria, Maichel & Teague, P.S. have not examined the financial statements of the Company previously. A representative of that accounting firm will be present at the Special Meeting with the opportunity to make a statement if desired and to respond to appropriate questions concerning the background and experience of the firm.

LeMaster & Daniels PLLC, Spokane, Washington, audited the Company's balance sheets and related statements since the Company's inception in 1959; there were no disagreements with the former accountants. The following table sets forth the fees billed to and paid by the Company during the fiscal year 2003 by LeMaster & Daniels PLLC:

Audit Fees (1)	$4,000.00
Financial Information Systems Design and Implementation Fees: no such services were provided by LeMaster & Daniels during 2002	
Tax Fees (2)	$700.00
TOTAL FEES	$4,700.00

---

(1)   Audit fees consisted of audit work performed in the preparation of financial statements, and advice on accounting matters that arose during the audit and audit services provided in connection with regulatory filings.

(2)   Represents fees for services provided in connection with the preparation of the Company's corporate income tax return for 2002.

OTHER BUSINESS

No other business is intended to be brought before the Meeting by the Board of Directors, nor is the Board of Directors aware of any other business to be brought before the Meeting by others. If, however, any other business properly comes before the Meeting, the enclosed proxy authorizes the persons named in the proxy to vote on such other business in their discretion.
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ADDITIONAL INFORMATION

Proposals of Shareholders

Under the rules of the Securities and Exchange Commission, shareholder proposals to be considered for inclusion in the proxy statement for the 2004 annual meeting must be submitted in writing to Little Squaw Gold Mining Company, Att: Becky Corigliano, Secretary, 3412 S. Lincoln Dr., Spokane, WA 99203-1650, on or before July 7, 2004. If the Company decides to hold the 2004 annual meeting on a date more than 30 days later than the date in 2003 on which this special meeting is held, then the notice by the shareholder must be not later than the close of business on the tenth day following the day on which the first public announcement of the date of the annual meeting was made in Form 10-QSB or the notice of the meeting was mailed, whichever occurs first.

Expenses

All expenses incurred in connection with the solicitation of proxies will be borne by the Company. The Company will reimburse brokers, fiduciaries and custodians for their costs in forwarding proxy materials to beneficial owners of common stock held in their names.

Directors, officers, and employees of the Company may also solicit proxies by mail, telephone and personal contact, but they will not receive any additional compensation for these activities.

Annual Report
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The Annual Report on Form 10-KSB of the Company for the fiscal year ended December 31, 2002 is hereby incorporated by reference and also will be mailed with this Proxy Statement. The Annual Report includes a description of the business and property of the Company, which are included by reference herein. The financial statements of the Company (Item 7 "Financial Statements" in the Annual Report) and the information regarding lack of changes in or disagreements with accountants of the Company (Item 8 of the Annual Report) are incorporated by reference herein. The Form 10-QSB filed for the three-month period ended March 30, 2003, the Form 10-QSB for the six-month period ended June 30, 2003 and the form 10-QSB for the period ended September 30, 2003 may be viewed together with other Company filings at www.sec.com. Copies may be obtained by shareholders upon request and upon payment of a reasonable charge. Requests should be made to:

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Little Squaw Gold Mining Company
Attn: Becky Corigliano
3412 S. Lincoln Dr.
Spokane WA 99203-1650

By Order of the Board of Directors

_____

Becky Corigliano

November 12, 2003   Secretary

LITTLE SQUAW GOLD MINING COMPANY
3412 S. Lincoln Dr.
Spokane WA   99203-1650

The undersigned hereby constitutes and appoints Richard R. Walters and James K. Duff, and each of them, proxies of the undersigned, with full power of substitution to attend the Special Meeting of Shareholders of Little Squaw Gold Mining Company and to vote all shares of common stock of Little Squaw Gold Mining Company which the undersigned would be entitled to vote if personally present at such meeting or at any postponements or adjournments thereof; the meeting is to be held on Tuesday, December 2, 2003 at 2:00 p.m. (p.s.t.).

The Directors recommend that the Shareholders vote for the election of the following nominees for Directors:

Richard R. Walters
Jackie E. Stephens
James A. Fish
Charles G. Bigelow
James K. Duff

( ) For All Nominees
( ) For All Except as Listed Below
( ) Withhold All Nominees

_____
_____
_____
_____
_____

The Board of Directors, Including the Disinterested Directors, Recommend a Vote for the Proposals Described Below. If no Specification is Made, this Proxy will be Voted for the Proposals.

Approval of Proposal No. 2:

AMENDMENT OF ARTICLE FOUR OF THE ARTICLES OF INCORPORATION TO INCREASE THE AUTHORIZED NUMBER OF SHARES OF COMMON STOCK AND TO ESTABLISH PREFERRED SHARES AS AN AUTHORIZED CLASS

( ) FOR   ( ) AGAINST   ( ) ABSTAIN

Approval of Proposal No. 3:

AMENDMENT OF ARTICLE SEVEN OF THE ARTICLES OF INCORPORATION TO CLARIFY THE AUTHORITY OF THE BOARD OF DIRECTORS TO SET THE NUMBER OF DIRECTORS AND AMEND THE BYLAWS

( ) FOR   ( ) AGAINST   ( ) ABSTAIN

Approval of Proposal No. 4:

AMENDMENT OF THE ARTICLES OF INCORPORATION BY ADDING A NEW ARTICLE NINE REMOVING DIRECTOR'S LIABILITY EXCEPT IN CERTAIN CIRCUMSTANCES

( ) FOR   ( ) AGAINST   ( ) ABSTAIN

Approval of Proposal No. 5:

ELECTION TO BE SUBJECT TO MAJORITY VOTING REQUIREMENTS FOR THE ADOPTION OF FUTURE AMENDMENTS TO THE ARTICLES OF INCORPORATION

( ) FOR   ( ) AGAINST   ( ) ABSTAIN

Approval of Proposal No. 6:

APPROVAL OF THE 2003 SHARE INCENTIVE PLAN

( ) FOR   ( ) AGAINST   ( ) ABSTAIN

Approval of Proposal No. 7:

RATIFICATION OF SELECTION OF INDEPENDENT PUBLIC ACCOUNTANTS

( ) FOR   ( ) AGAINST   ( ) ABSTAIN

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 2, 2003, AT 2:00 P.M. PST AT _____, SPOKANE, WASHINGTON.

Please include the following information:

_____
email address

_____
phone number

PLEASE FILL IN, DATE AND SIGN THIS PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE

Shareholder's signature must agree with name appearing on mailing label. If the shares are held in joint tenancy, all parties to the joint tenancy must sign. When signing the proxy as attorney-in-fact, Personal Representative, Trustee or Guardian, please indicate capacity in which you are signing.

_____
Shareholder's Signature   Date

_____
Shareholder's Signature   Date

APPENDIX A

Little Squaw Gold Mining Company
Audit Committee Charter
(Adopted by the Board of Directors on October 11, 2003)

I.   Organization

The Board of Directors of Little Squaw Gold Mining Company (the "Company") has adopted the following Audit Committee Charter establishing the authority and responsibility of the Audit Committee of the Company. The Committee shall consist of not less than three disinterested directors who are free of any relationship to the Company that would interfere with their independence from management of the Company; these members will be selected and approved by the Board annually. The Board shall appoint one of the members of the Committee as Chairperson.

II.   Statement of Policy

The primary function of the Audit Committee is to assist the Directors in fulfilling their oversight responsibilities of reviewing (1) the financial information which will be provided to the shareholders and others; (2) the effectiveness of management's system of internal controls; and (3) the audit process. Each member of the Audit Committee, in the performance of such member's duties, shall be entitled to rely on information, opinions, reports or statements prepared or presented by Company officers or employees, or committees of the Board of Directors or by any other person as to matters the member reasonably believes are within such other person's professional or expert competence. In addition, the Audit Committee will maintain free and open communication with the Board, the independent certified public accountants selected to perform audit and accounting services for the Company (the "Accountants"), and the financial management of the Company.

III.   Member Qualifications and Independence

Certain relationships between directors and the Company and its affiliates may interfere with the exercise of their independence from management and the Company. An independent director is a director who meets the independency requirements of the NASDAQ Stock Market, Inc.

The Committee members shall promptly inform the Board of any fact or circumstance that will impair their independence.

All members must be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statements. At least one director must have past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background, including a current or past position as a chief executive or financial or other senior officer with financial oversight responsibilities.

IV.   Responsibility

      A.   Oversight of the Audit Process:

The Accountants, in the performance of their services to the Company, are ultimately responsible to the Board of Directors. The Committee will review the audit plan for the annual audit of the financial statements, including scope, fees, and qualifications, and, when appropriate, make recommendations to the Board as to the selection, evaluation, or replacement of the Accountants. The Committee also will review the written disclosure of any relationships between the Company and the Accountants, which could affect the Accountants' independence. Primary responsibilities of the Committee will be to review the audited financial statements, to participate in the required communication to the Committee, to assess internal controls, and to consider the recommendations to management as presented by the Accountants. The Committee will hold an exclusive session with the Accountants, generally in conjunction with the review of the audited financial statements, to facilitate free and open discussion between the two parties.

      B.   Oversight of the Effectiveness of Management's System of Internal Controls.

The Committee shall monitor the effectiveness of management's system of internal controls. The Chairman of the Committee shall report to the Board in summary the content of the Committee meetings. The Committee also will investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, it is appropriate to do so.

V.   Record keeping Requirements

Minutes of the Committee meetings will be retained permanently in the Corporate Office. All materials presented to the Committee will be retained in the Office of the President.

APPENDIX B

2003 SHARE INCENTIVE PLAN
LITTLE SQUAW GOLD MINING COMPANY

Contents

ARTICLE 1.   Establishment, Purpose, and Duration

ARTICLE 2.   Definitions

ARTICLE 3.   Administration

ARTICLE 4.   Shares Subject to the Plan and Maximum Awards

ARTICLE 5.   Eligibility and Participation

ARTICLE 6.   Stock Options

ARTICLE 7.   Restricted Stock

ARTICLE 8.   Stock-Based Awards

ARTICLE 9.   Beneficiary Designation

ARTICLE 10.   Deferrals and Share Settlements

ARTICLE 11.   Rights of Employees

ARTICLE 12.   Change in Control

ARTICLE 13.   Amendment, Modification, Suspension, and Termination

ARTICLE 14.   Withholding

ARTICLE 15.   Successors

ARTICLE 16.   General Provisions

ARTICLE 17.   Legal Construction

EXHIBIT A.   Election to Include in Gross Income in Year of Transfer of
              Property Pursuant to § 83(b) of the Internal Revenue Code

LITTLE SQUAW GOLD MINING COMPANY
2003 SHARE INCENTIVE PLAN

ARTICLE I.
ESTABLISHMENT, PURPOSE, AND DURATION

1.1 *Establishment of the Plan*. Little Squaw Gold Mining Company, an Alaska corporation (hereinafter referred to as the "Company"), establishes an incentive compensation plan to be known as the Little Squaw Gold Mining Company 2003 Share Incentive Plan (hereinafter referred to as the "Plan"), as set forth in this document.

The Plan permits the grant of Nonqualified Stock Options, Incentive Stock Options, and Shares.

The Plan shall become effective upon the Board of Director's adoption of the Plan and shareholder approval of the Plan (the "Effective Date") and shall remain in effect as provided in Section 1.3 hereof.

1.2 *Purpose of the Plan*. The purpose of the Plan is to promote the success and enhance the value of the Company by linking the personal interests of the Participants to those of the Company's shareholders, and by providing Participants with an incentive for outstanding performance.

The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of Participants upon whose judgment, interest, and special effort the successful conduct of its operation is largely dependent.

1.3 *Duration of the Plan*. The Plan shall commence as of the Effective Date, as described in Section 1.1 herein, and shall remain in effect, subject to the right of the Committee or the Board of Directors to amend or terminate the Plan at any time pursuant to Article 13 herein, until all Shares subject to the Plan have been purchased or acquired according to the Plan's provisions.

ARTICLE 2.
DEFINITIONS

Whenever used in the Plan, the following terms shall have the meaning set forth below, and when the meaning is intended, the initial letter of the word shall be capitalized.

(a) **"Award"** means, individually or collectively, a grant under this Plan of NQSOs, ISOs, or Shares.

(b) **"Award Agreement"** means either (i) an agreement entered into by the Company and each Participant setting forth the terms and provisions applicable to Awards granted under this Plan; or (ii) a statement issued by the Company to a Participant describing the terms and provisions of such Award.

(c) **"Beneficial Owner"** shall have the meaning ascribed to such term in rule 13d-3 of the General Rules and Regulations under the Exchange Act.

(d) **"Board"** or **"Board of Directors"** means the Board of Directors of the Company.

(e) **"Cause"** means: (i) fraud, misrepresentation, theft, or embezzlement; (ii) intentional violation of laws involving moral turpitude or which is materially injurious to the Company; or (iii) willful and continued failure by the Participant substantially to perform his or her duties with the Company or its subsidiaries (other than failure resulting from the Participant's incapacity due to physical or mental illness), after a demand for substantial performance is delivered to the Participant by the President or the Chairman of the Board of the Company, which demand specifically identifies the manner in which the Participant has not substantially performed his or her duties.

(f) **"Change in Control"** shall mean any of the following events: (i) any organization, group, or person ("Person") (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) (the "Exchange Act") is or becomes the Beneficial Owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing thirty-five percent (35%) or more of the combined voting power of the then outstanding securities of the Company; or (ii) during any two (2) year period, a majority of the members of the Board serving at the date of approval of this Plan by shareholders is replaced by Directors who are not nominated and approved by the Board; or (iii) a majority of the members of the Board are represented by, appointed by, or affiliated with any Person whom the Board has determined is seeking to effect a Change in Control of the Company; or (iv) the Company shall be combined with or acquired by another company and the Board shall have determined, either before such event or thereafter, by resolution, that a Change in Control will or has occurred.

(g) **"Code"** means the U.S. Internal Revenue Code of 1986, as amended from time to time, or any successor thereto.

(h) **"Committee"** means the Compensation Committee of the Board of Directors. The members of the Committee shall be appointed from time to time by and shall serve at the discretion of the Board.

(i) **"Company"** means Little Squaw Gold Mining Company, an Alaska corporation, and any successor thereto as provided in Article 15 herein.

(j) **"Consultant"** means a person engaged to provide consulting or advisory services (other than as an Employee or a Director) to the Company, provided that the identity of such person or the nature of such services or the entity to which such services are provided would not preclude the Company from offering or selling securities to such person pursuant to the Plan in reliance on either the exemption from registration provided by Rule 701 under the Securities Act or by registration on a Form S-8 Registration Statement under the Securities Act.

(k) **"Covered Employee"** means a Participant who is a "covered employee," as defined in Section 162(m) of the Code and the regulations promulgated under Section 162(m) of the Code, or any successor statute.

(1) **"Director"** means any individual who is a member of the Board of Directors of the Company.

(m) **"Employee"** means any employee of the Company. Directors who are not otherwise employed by the Company shall not be considered Employees under this Plan.

(n) **"Exchange Act"** means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

(o) **"Fair Market Value"** or **"FMV"** means a price that is based on the sale price of the last transaction of a Share on NASDAQ OTC Bulletin Board or any established stock exchange (or exchanges) on the applicable date, the preceding trading day, the next succeeding trading day, or an average of trading days, as determined by the Committee in its discretion. Such definition of FMV shall be specified in the Award Agreement and may differ depending on whether FMV is in reference to the grant, exercise, vesting, or settlement or payout of an Award. If, however, the accounting standards used to account for equity awards granted to Participants are substantially modified subsequent to the Effective Date of the Plan, the Committee shall have the ability to determine an Award's FMV based on the relevant facts and circumstances. If Shares are not traded on an established stock exchange, FMV shall be determined by the Committee based on objective criteria.

(p) **"Fiscal Year"** means the year commencing on January 1 and ending December 31 or other time period as approved by the Board.

(q) **"Incentive Stock Option"** or **"ISO"** means an Option to purchase Shares granted under Article 6 herein and that is designated as an Incentive Stock Option and is intended to meet the requirements of Section 422 of the Code, or any successor provision.

(r) **"Insider"** shall mean an individual who is, on the relevant date, an officer, Director, or more than ten percent (10%) Beneficial Owner of any class of the Company's equity securities that is registered pursuant to Section 12 of the Exchange Act, as determined by the Board in accordance with Section 16 of the Exchange Act.

(s) **"Nonqualified Stock Option"** or **"NQSO"** means an Option to purchase Shares, granted under Article 6 herein, which is not intended to be an Incentive Stock Option or that otherwise does not meet such requirements.

(t) **"Option"** means an Incentive Stock Option or a Nonqualified Stock Option, as described in Article 6 herein.

(u) **"Option Price"** means the price at which a Share may be purchased by a Participant pursuant to an Option, as determined by the Committee.

(v) **"Participant"** means an Employee, Consultant or Director who has been selected to receive an Award or who has an outstanding Award granted under the Plan.

(w) **"Period of Restriction"** means the period when Awards are subject to forfeiture based on the passage of time, or upon the occurrence of other events as determined by the Committee, at its discretion.

(x) **"Restricted Stock"** means an Award of Shares granted to a Participant pursuant to Articles 7 & 8 herein.

(y) **"Securities Act"** means the Securities Act of 1933, as amended from time to time, or any successor act thereto.

(z) **"Shares"** means the Shares of common stock of the Company.

ARTICLE 3.
ADMINISTRATION

3.1 *General*. The Committee shall be responsible for administering the Plan. The Committee may employ attorneys, consultants, accountants, and other persons, and the Committee, the Company, and its officers and Directors shall be entitled to rely upon the advice, opinions, or valuations of any such persons. All actions taken and all interpretations and determinations made by the Committee shall be final, conclusive, and binding upon the Participants, the Company, and all other interested parties.

3.2 *Authority of the Committee*. The Committee shall have full and exclusive discretionary power to interpret the terms and the intent of the Plan and to determine eligibility for Awards and to adopt such rules, regulations, and guidelines for administering the Plan as the Committee may deem necessary or proper. Such authority shall include, but not be limited to, selecting Award recipients, establishing all Award terms and conditions and, subject to Article 14, adopting modifications and amendments, or subplans to the Plan or any Award Agreement.

ARTICLE 4.
SHARES SUBJECT TO THE PLAN AND MAXIMUM AWARDS

4.1 *Number of Shares Available for Awards*. Subject to adjustment as provided in Section 4.2 herein, the number of Shares hereby reserved for issuance to Participants under the Plan shall be One Million Two Hundred Thousand (1,200,000) Shares of the Company. Any Shares related to Awards which terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such Shares, or are settled in cash in lieu of Shares, or are exchanged with the Committee's permission for Awards not involving Shares, shall be available again for grant under the Plan. Moreover, if the Option Price of any Option granted under the Plan or the tax withholding requirements with respect to any Award granted under the Plan are satisfied by tendering Shares to the Company (by either actual delivery or by attestation) only the number of Shares issued, net of the Shares tendered, if any, will be deemed delivered for purposes of determining the maximum number of Shares available for delivery under the Plan. The maximum number of Shares available for issuance under the Plan shall not be reduced to reflect any dividends or dividend equivalents that are reinvested into additional Shares or credited as additional Restricted Stock or Stock-Based Awards. In addition, the Committee, in its discretion, may establish any other appropriate methodology for calculating the number of Shares issued pursuant to the Plan. The Shares available for issuance under the Plan may be authorized and unissued Shares or treasury Shares.

4.2 *Adjustments in Authorized Shares*. In the event of any corporate event or transaction (including, but not limited to, a change in the Shares of the Company or the capitalization of the Company) such as a merger, consolidation, reorganization, recapitalization, separation, stock dividend, stock split, reverse stock split, split up, spin-off, or other distribution of stock or property of the Company, combination of securities, exchange of securities, dividend in kind, or other like change in capital structure or distribution (other than normal cash dividends) to shareholders of the Company, or any similar corporate event or transaction, the Committee, in its sole discretion, in order to prevent dilution or enlargement of Participants' rights under the Plan, may substitute or adjust, in an equitable manner, as applicable, the number and kind of Shares that may be issued under the Plan, the number and kind of Shares subject to outstanding Awards, the Option Price applicable to outstanding Awards.

Appropriate adjustments may also be made by the Committee in the terms of any Awards under the Plan to reflect such changes or distributions and to modify any other terms of outstanding Awards on an equitable basis. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under the Plan.

Subject to the provisions of Article 12 and any applicable law or regulatory requirement, without affecting the number of Shares reserved or available hereunder, the Committee may authorize the issuance, assumption, substitution, or conversion of Awards under this Plan in connection with any merger, consolidation, acquisition of property or stock, or reorganization, upon such terms and conditions as it may deem appropriate. Additionally, the Committee may amend the Plan, or adopt supplements to the Plan, in such manner as it deems appropriate to provide for such issuance, assumption, substitution, or conversion, all without further action by the Company's shareholders.

ARTICLE 5.
ELIGIBILITY AND PARTICIPATION

5.1 *Eligibility*. Individuals eligible to participate in the Plan include all Employees, Consultants and Directors.

5.2 *Actual Participation*. Subject to the provisions of the Plan, the Committee may from time to time, select from all eligible Employees, Consultants and Directors, those to whom Awards shall be granted and shall determine the nature and amount of each Award.

ARTICLE 6.
STOCK OPTIONS

6.1 *Grant of Options*. Subject to the terms and provisions of the Plan, Options may be granted to Participants in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee. In addition, ISOs may not be granted following the ten (10) year anniversary of the Board's adoption of the Plan, which is October ____, 2003.

6.2 *Award Agreement*. Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the duration of the Option, the number of Shares to which the Option pertains, the conditions upon which an Option shall become vested and exercisable, and such other provisions as the Committee shall determine which are not inconsistent with the terms of the Plan. The Award Agreement also shall specify whether the Option is intended to be an ISO or a NQSO.

6.3 *Option Price*. The Option Price for each grant of an Option under this Plan shall be determined by the Committee and shall be specified in the Award Agreement. The Option Price may include (but not be limited to) an Option Price based on one hundred percent (100%) of the FMV of the Shares on the date of grant, an Option Price that is either set at a discount or premium to the FMV of the Shares on the date of grant, or is indexed to the FMV of the Shares on the date of grant, with the index determined by the Committee, in its discretion; however, if the Option is an ISO, the Option Price must be at least equal to one hundred percent (100%) of the FMV of the Shares on the date of grant.

6.4 *Duration of Options*. Each Option granted to a Participant shall expire at such time as the Committee shall determine at the time of grant; provided, however, no Option shall be exercisable later than the tenth (10th) anniversary date of its grant. Notwithstanding the foregoing, for Options granted to Participants outside the United States, the Committee has the authority to grant Options that have a term greater than ten (10) years.

6.5 *Exercise of Options*. Options granted under this Article 6 shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which need not be the same for each grant or for each Participant.

6.6 *Payment*. Options granted under this Article 6 shall be exercised by the delivery of a written notice of exercise to the Company, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares.

The Option Price upon exercise of any Option shall be payable to the Company in full either: (a) in cash or its equivalent; (b) by tendering (either by actual delivery or attestation) previously acquired Shares having an aggregate FMV at the time of exercise equal to the total Option Price (provided, however, if the Company is accounting for the Options using APB Opinion 25, the Shares that are tendered must have been held by the Participant for at least six (6) months prior to their tender to satisfy the Option Price or have been purchased on the open market); (c) by a combination of (a) and (b); or (d) any other method approved by the Committee in its sole discretion at the time of grant and as set forth in the Award Agreement.

Subject to Section 6.7 and any governing rules or regulations, as soon as practicable after receipt of a written notification of exercise and full payment, the Company shall deliver to the Participant, Share certificates or evidence of book entry Shares, in an appropriate amount based upon the number of Shares purchased under the Option(s).

Unless otherwise determined by the Committee, all payments under all of the methods indicated above shall be paid in United States dollars.

6.7 *Restrictions on Share Transferability*. The Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option granted under this Article 6 as it may deem advisable, including, without limitation, requiring the Participant to hold the Shares acquired pursuant to exercise for a specified period of time, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, and under any blue sky or state securities laws applicable to such Shares.

6.8 *Termination of Employment*.

(a)   If a Participant shall die while employed by or while a Director of the Company, an Option held by him shall become exercisable in whole or in part if the Option was issued one year or more prior to the date of death, but only by the person or persons to whom the Participant's rights under the Option shall pass by the Participant's will or applicable laws of descent and distribution. All such Options shall be exercisable only to the extent that the Participant was entitled to exercise the Option at the date of his death and only for six months after the date of death or prior to the expiration of the Option Period in respect thereof, whichever is sooner.

(b)   If a Participant ceases to be employed or act as a Consultant or Director of the Company for cause, no Option held by such Participant may be exercised following the date on which such Participant ceases to be so employed or ceases to be a Consultant or Director, as the case may be.

(c)   If a Participant ceases to be employed by or act as a Director of the Company for any reason other than cause, then any Option held by such Participant at the effective date thereof shall become exercisable in whole or in part for a period of up to six months thereafter.

6.9 *Transferability of Options*.

(a) *Incentive Stock Options*. No ISO granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, all ISOs granted to a Participant under this Article 6 shall be exercisable during his or her lifetime only by such Participant.

(b) *Nonqualifted Stock Options*. Except as otherwise provided in a Participant's Award Agreement, no NQSO granted under this Article 6 may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant's Award Agreement, all NQSOs granted to a Participant under this Article 6 shall be exercisable during his or her lifetime only by such Participant.

6.10 *Notification of Disqualifying Disposition*. The Participant will notify the Company upon the disposition of Shares issued pursuant to the exercise of an ISO. The Company will use such information to determine whether a disqualifying disposition as described in Section 421 (b) of the Code has occurred.

6.11 *Prohibition on Repricing Without Shareholder Approval*. Notwithstanding any provision in this Plan to the contrary, without the prior approval of the Company's shareholders, Options issued under the Plan will not be repriced, replaced, or regranted through cancellation, or by lowering the exercise price of a previously granted Option.

ARTICLE 7.
RESTRICTED STOCK

7.1 *Grant of Restricted Stock*. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Shares of Restricted Stock to Participants in such amounts, as the Committee shall determine.

7.2 *Restricted Stock*. Each Restricted Stock grant shall be evidenced by an Award Agreement that shall specify the Period(s) of Restriction, the number of Shares of Restricted Stock, and such other provisions as the Committee shall determine.

7.3 *Transferability*. Except as provided in this Article 7, the Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction established by the Committee and specified in the Award Agreement, or upon earlier satisfaction of any other conditions, as specified by the Committee, in its sole discretion, and set forth in the Award Agreement. All rights with respect to the Restricted Stock granted to a Participant under the Plan shall be available during his or her lifetime only to such Participant.

7.4 *Other Restrictions*. The Committee shall impose such other conditions and/or restrictions on any Shares of Restricted Stock granted pursuant to the Plan as it may deem advisable including, without limitation, a requirement that Participants pay a stipulated purchase price for each Share of Restricted Stock, restrictions under applicable federal or state securities laws, or any holding requirements or sale restrictions placed on the Shares by the Company upon vesting of such Restricted Stock.

To the extent deemed appropriate by the Committee, the Company may retain the certificates representing Shares of Restricted Stock in the Company's possession until such time as all conditions and/or restrictions applicable to such Shares have been satisfied or lapse.

Except as otherwise provided in this Article 7, Shares of Restricted Stock covered by each Restricted Stock Award shall become freely transferable by the Participant after all conditions and restrictions applicable to such Shares have been satisfied or lapse, and shall be paid in cash, Shares, or a combination of cash and Shares as the Committee, in its sole discretion shall determine.

7.5 *Certificate Legend*. In addition to any legends placed on certificates pursuant to Section 7.4 herein, each certificate representing Shares of Restricted Stock granted pursuant to the Plan may bear a legend such as the following:

> The sale or other transfer of the shares of stock represented by this certificate, whether voluntary, involuntary, or by operation of law, is subject to certain restrictions on transfer as set forth in the Little Squaw Gold Mining Company 2003 Share Incentive Plan, and in the associated Restricted Stock Award Agreement. A copy of the Plan and such Restricted Stock Award Agreement may be obtained from the Little Squaw Gold Mining Company.

7.6 *Voting Rights*. To the extent permitted or required by law, as determined by the Committee, Participants holding Shares of Restricted Stock granted hereunder may be granted the right to exercise full voting rights with respect to those Shares during the Period of Restriction.

7.7 *Dividends and Other Distributions.* During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may, if the Committee so determines, be credited with dividends paid with respect to the underlying Shares or dividend equivalents while they are so held in a manner determined by the Committee in its sole discretion. The Committee may apply any restrictions to the dividends or dividend equivalents that the Committee deems appropriate. The Committee, in its sole discretion, may determine the form of payment of dividends or dividend equivalents, including cash, Shares, or Restricted Stock.

7.8 *Termination of Employment*. Each Award Agreement shall set forth the extent to which the Participant shall have the right to retain Restricted Stock and following termination of the Participant's employment with the Company. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with each Participant, need not be uniform among all Shares of Restricted Stock issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

7.9 *Section 83(b) Election*. The Committee may provide in an Award Agreement that the Award of Restricted Stock is conditioned upon the Participant making or refraining from making an election with respect to the Award under Section 83(b) of the Code. If a Participant makes an election pursuant to Section 83(b) of the Code concerning a Restricted Stock Award, the Participant shall be required to file promptly a copy of such election with the Company. The election shall be in similar form to Exhibit A attached hereto.

ARTICLE 8.
STOCK-BASED AWARDS

8.1 *Stock-Based Awards*. The Committee may grant other types of equity-based or equity-related Awards (including the grant or offer for sale of unrestricted Shares) in such amounts and subject to such terms and conditions, as the Committee shall determine. Payment of earned Stock-Based Awards shall be as determined by the Committee and as evidenced in the Award Agreement. Such Awards may entail the transfer of actual Shares to Participants, or payment in cash or otherwise of amounts based on the value of Shares. The determination of the Committee with respect to the form of payout of such Awards shall be set forth in the Award Agreement pertaining to the grant of the Award.

8.2 *Termination of Employment*. Each Award Agreement shall set forth the extent to which the Participant shall have the right to receive Stock-Based Awards following termination of the Participant's employment with the Company. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with each Participant, need not be uniform among all Awards of Stock-Based Awards issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

8.3 *Nontransferability*. Except as otherwise provided in a Participant's Award Agreement, Cash-Based Awards and Stock-Based Awards may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant's Award Agreement, a Participant's rights under the Plan shall be exercisable during the Participant's lifetime only by the Participant.

ARTICLE 9.
BENEFICIARY DESIGNATION

A Participant's "beneficiary" is the person or persons entitled to receive payments or other benefits or exercise rights that are available under the Plan in the event of the Participant's death. A Participant may designate a beneficiary or change a previous beneficiary designation at any time by using forms and following procedures approved by the Committee for that purpose. If no beneficiary designated by the Participant is eligible to receive payments or other benefits or exercise rights that are available under the Plan at the Participant's death the beneficiary shall be the Participant's estate.

Notwithstanding the provisions above, the Committee may in its discretion, after notifying the affected Participants, modify the foregoing requirements, institute additional requirements for beneficiary designations, or suspend the existing beneficiary designations of living Participants or the process of determining beneficiaries under this Article 9, or both. If the Committee suspends the process of designating beneficiaries on forms and in accordance with procedures it has approved pursuant to this Article 9, the determination of who is a Participant's beneficiary shall be made under the Participant's will and applicable state law.

ARTICLE 10.
DEFERRALS AND SHARE SETTLEMENTS

Notwithstanding any other provision under the Plan, the Committee may permit or require a Participant to defer such Participant's delivery of Shares that would otherwise be due to such Participant by virtue of the exercise of an Option, or with respect to the lapse or waiver of restrictions with respect to Restricted Stock or the satisfaction of any requirements with respect to Stock-Based Awards. If any such deferral election is required or permitted, the Committee shall, in its sole discretion, establish rules and procedures for such payment deferrals.

ARTICLE 11.
RIGHTS OF EMPLOYEES

11.1 *Employment*. Nothing in the Plan or an Award Agreement shall interfere with or limit in any way the right of the Company to terminate any Participant's employment or other service relationship at any time, nor confer upon any Participant any right to continue in the capacity in which he or she is employed or otherwise serves the Company.

Neither an Award nor any benefits arising under this Plan shall constitute part of an employment contract with the Company, and, accordingly, subject to Articles 3 and 13, this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Committee without giving rise to liability on the part of the Company for severance payments.

11.2 *Participation*. No Employee shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award.

11.3 *Rights as a Shareholder*. A Participant shall have none of the rights of a shareholder with respect to Shares covered by any Award until the Participant becomes the record holder of such Shares.

ARTICLE 12.
CHANGE IN CONTROL

Upon the occurrence of a Change in Control, unless otherwise specifically prohibited under applicable laws, or by the rules and regulations of any governing governmental agencies or national securities exchanges, or unless the Committee shall determine otherwise in the Award Agreement:

(a) Any and all Options granted hereunder shall become immediately exercisable; additionally, if a Participant's employment is terminated for any other reason except Cause within twelve (12) months of such Change in Control, the Participant shall have until the earlier of. (1) twelve (12) months following such termination date; or (ii) the expiration of the Option, to exercise any such Option;

(b) Any Period of Restriction for Restricted Stock granted hereunder that have not previously vested shall end, and such Restricted Stock and Restricted Stock Units shall become fully vested;

(c) The target payout opportunities attainable under all outstanding Awards which are subject to achievement of any performance conditions or restrictions that the Committee has made the Award contingent upon, shall be deemed to have been earned as of the effective date of the Change in Control, and such Awards treated as follows: The vesting of all such Awards denominated in Shares shall be accelerated as of the effective date of the Change in Control. The Committee has the authority to pay all or any portion of the value of the Shares in cash.

(d) Subject to Article 13, herein, the Committee shall have the authority to make any modifications to the Awards as determined by the Committee to be appropriate before the effective date of the Change in Control.

ARTICLE 13.
AMENDMENT, MODIFICATION, SUSPENSION, AND TERMINATION

13.1 *Amendment, Modification, Suspension, and Termination*. Subject to Section 6.11, the Committee or Board may, at any time and from time to time, alter, amend, modify, suspend, or terminate the Plan in whole or in part. No amendment of the Plan shall be made without shareholder approval if shareholder approval is required by law, regulation, or stock exchange rule.

13.2 *Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events*. The Committee may make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4.2 hereof) affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent unintended dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under the Plan.

13.3 *Awards Previously Granted*. Notwithstanding any other provision of the Plan to the contrary, no termination, amendment, suspension, or modification of the Plan shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Participant holding such Award.

ARTICLE 14.
WITHHOLDING

14.1 *Tax Withholding*. The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, and local taxes, domestic or foreign (including the Participant's FICA obligation), required by law or regulation to be withheld with respect to any taxable event arising or as a result of this Plan.

14.2 *Share Withholding*. With respect to withholding required upon the exercise of Options, upon the lapse of restrictions on Restricted Stock, or any other taxable event arising as a result of Awards granted hereunder, Participants may elect, subject to the approval of the Committee, to satisfy the withholding requirement, in whole or in part, by having the Company withhold Shares having a FMV of a Share on the date the tax is to be determined equal to the tax that could be imposed on the transaction, except that if the Company is using APB Opinion 25 to account for equity awards in its financial statements, the amount of tax shall not exceed the minimum statutory total tax that could be imposed on the transaction. All elections shall be irrevocable, made in writing, and signed by the Participant, and shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate.

ARTICLE 15.
SUCCESSORS

All obligations of the Company under the Plan with respect to Awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

ARTICLE 16.
GENERAL PROVISIONS

16.1 *Forfeiture Events*. The Committee may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events shall include, but shall not be limited to, termination of employment for Cause, violation of material Company policies, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Participant, or other conduct by the Participant that is detrimental to the business or reputation of the Company.

16.2 *Legend*. The certificates for Shares may include any legend that the Committee deems appropriate to reflect any restrictions on transfer of such Shares.

16.3 *Delivery of Title*. The Company shall have no obligation to issue or deliver evidence of title for Shares issued under the Plan prior to:

(a) Obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and

(b) Completion of any registration or other qualification of the Shares under any applicable national law or ruling of any governmental body that the Company determines to be necessary or advisable.

16.4 *Investment Representations*. The Committee may require each Participant receiving Shares pursuant to an Award under this Plan to represent and warrant in writing that the Participant is acquiring the Shares for investment and without any present intention to sell or distribute such Shares.

16.5 *Compliance with Law.* The Committee may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act, the Code, any securities law, or governing statute or any other applicable law.

16.6 *Uncertificated Shares*. To the extent that the Plan provides for issuance of certificates to reflect the transfer of Shares, the transfer of such Shares may be effected on a noncertificated basis, to the extent not prohibited by applicable law or the rules of any stock exchange.

16.7 *Unfunded Plan*. Participants shall have no right, title, or interest whatsoever in or to any investments that the Company may make to aid it in meeting its obligations under the Plan. Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any Participant, beneficiary, legal representative, or any other person. To the extent that any person acquires a right to receive payments from the Company under the Plan, such right shall be no greater than the right of an unsecured general creditor of the Company. All payments to be made hereunder shall be paid from the general funds of the Company and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts except as expressly set forth in the Plan. The Plan is not intended to be subject to ERISA.

16.8 *No Fractional Shares*. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, Awards, or other property shall be issued or paid in lieu of fractional Shares or whether such fractional Shares or any rights thereto shall be forfeited or otherwise eliminated.

ARTICLE 17.
LEGAL CONSTRUCTION

17.1 *Gender and Number*. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural.

17.2 *Severability*. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

17.3 *Requirements of Law*. The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required. The Company shall receive the consideration required by law for the issuance of Awards under the Plan.

The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

17.4 *Securities Law Compliance*. The Company may use reasonable endeavors to register Shares allotted pursuant to the exercise of an Award with the United States Securities and Exchange Commission or to effect compliance with the registration, qualification, and listing requirements of any national or foreign securities laws, stock exchange, or automated quotation system. With respect to Insiders, transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors under the Exchange Act. To the extent any provision of the Plan or action by the Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee.

17.5 *Governing Law*. The Plan and each Award Agreement shall be governed by the laws of the State of Alaska, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction. Unless otherwise provided in the Award Agreement, recipients of an Award under the Plan are deemed to submit to the exclusive jurisdiction and venue of the federal or state courts of Alaska, to resolve any and all issues that may arise out of or relate to the Plan or any related Award Agreement.

Dated this _____ day of _____, 2003, to be effective as described in Section 1.1 herein.

LITTLE SQUAW GOLD MINING COMPANY

By:_____
            President